

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2021

JD Ellis
Chief Legal Officer
Snap One Holdings Corp.
1800 Continental Boulevard, Suite 200
Charlotte, North Carolina 28273

> **Re: Snap One Holdings Corp.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 17, 2021**
> **CIK No. 0001856430**

Dear Mr. Ellis:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Dividend Policy, page 60

1. We note you expect to pay a cash dividend to the Investor prior to the closing of this offering, the proceeds of which will will be used to pay certain pre-IPO owners cash payments in lieu of their participation in the tax receivable agreement. Please expand your supplemental pro forma earnings (loss) per share data on page 12 for the most recent fiscal year end and subsequent interim period, to also give effect to the number of shares whose proceeds would be used to pay the dividend. Include a separate footnote to the table to explain this presentation and your computation. Refer to SAB Topic 1.B(3). In addition, if the distribution amount would be significant to total stockholders' equity as of

the most recent balance sheet date, please provide a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) alongside the historical balance sheet at page F-39 in the filing along with an explanatory footnote.

Dilution, page 63

2.   We note that the selling stockholders will only participate in the offering if the underwriters exercise the over-allotment option. Please ensure that your disclosure in this section and throughout the prospectus makes this clear.

Exhibit Index
Exhibit 3.1, page II-4

3.   Please revise Article XI of paragraph (B) to state, as noted on page 52, that the provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act.

Exhibit 5.1, page II-4

4.   Please have counsel provide an opinion with respect to the Selling Stockholder Shares. In addition, please have counsel remove the assumption that the charter has been filed with the Secretary of State for the State of Delaware. Counsel should not assume that the registrant has taken corporate actions necessary to authorize the issuance of the securities. Refer to Section II.A.3.a. of Staff Legal Bulletin No. 19 for more information.

You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing